

Mail Stop 3720

November 19, 2008

VIA INTERNATIONAL MAIL AND FAX 011-86-1085653666
Mr. Zhao Hongwei
Chief Financial Officer
Orsus Xelent Technologies Inc.
12th Floor, Tower B
Chaowai MEN Office Building
26 Chaowai Street, Chaoyang Disc.
Beijing, People's Republic of China 100020

> **Re: Orsus Xelent Technologies Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 001-33456**

Dear Mr. Hongwei:

We have reviewed your supplemental response letter dated November 3, 2008 as well as your filing and have the following comments. As noted in our comment letter dated October 10, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1. Please amend your filings per your response to prior comments 2 and 9.

Revenue Recognition, page F-6

2. We note your response to prior comments 3 and 4. It appears that *all* goods that have been received from your supplier and subject to your inspection and acceptance are ultimately sold to a distributor. Please tell us how you account for goods received which you are unable to sell to a distributor. Additionally, tell us the terms of your distributors' rights of return for non-defective goods which they have purchased and they have been unable to sell and your rights to return such goods to your suppliers. Citing the guidance in SFAS 48, please tell us if you accrue returns based on historical experience or only record them as they occur.

<u>Segment Information, page F-9</u>
<u>Inventories, Net, page F-14</u>

3. We note your response to prior comments 5 and 7. It appears that you report trading and indent trading revenues on a gross basis even though it appears that you are an agent of the distributor in the sale transactions. Please provide us your analysis and conclusion as to how your accounting for trading and indent trading revenues complies with the guidance in EITF 99-19. Other than the fact that trading involves ready-made phones and indent trading involves custom-made products, it appears to us that you are an agent, and not the principal, in either transaction.

<u>Commitments and Contingencies, page F-17</u>

4. We note your response to prior comment 8. Based on the disclosed VAT rate of 17%, it appears that the related liability should be $25 million, $20 million and $10.4 million as of June 30, 2008, December 31, 2007 and 2006, respectively. We note that the total accrued expenses and other accrued liabilities were $9.6 million, $8.0 million and $4.4 million as of June 30, 2008 and December 31, 2007 and 2006, respectively. Please reconcile these amounts to the VAT liability included in "other accrued liabilities" for respective periods.

*   *   *   *

Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc. Aaron Menzi,. K&L Gates LLP (VIA FAX 212.536.3901)